January 3, 2020

Stephen Squinto
Interim Chief Executive Officer
Passage Bio, Inc.
Two Commerce Square
2001 Market Street, 28th Floor
Philadelphia, PA 19103

       Re: Passage Bio, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 6, 2019
           CIK No. 0001787297

Dear Dr. Squinto:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Our pipeline, page 3

1. Please revise your Summary pipeline table to remove programs other than those involving your three lead product candidates. In this regard, we note that your other programs presently are discovery-stage and, as such, it is premature to highlight them prominently in your Summary.
 Stephen Squinto
FirstName LastNameStephen Squinto
Passage Bio, Inc.
Comapany2020
January 3, NamePassage Bio, Inc.
Page 2
January 3, 2020 Page 2
FirstName LastName
Implications of being an emerging growth company and smaller reporting company, page 6

2. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Third parties may initiate legal proceedings..., page 43

3. Please revise your risk disclosure to further explain the statement concerning your awareness of potential claims regarding your AAVhu68 capsid.
Use of proceeds, page 74

4. Please revise to disclose the amount of proceeds that you intend to allocate toward the development of each lead product candidate and also disclose the trials (e.g., Phase 1/2)
         that you intend to fund with the proceeds.
Capitalization, page 76

5. We note on pages F-8, F-15, F-24 and F-31 that all of your outstanding preferred shares will convert automatically into common stock in the event of a "Qualified IPO". Please revise your disclosures to clarify all of the stipulations of a "Qualified IPO" and explain why you believe that it is factually supportable that the outstanding preferred shares will automatically convert into common stock.
Share-based compensation, page 94

6. You disclose that your board of directors determined the estimated fair value of common stock for certain awards utilizing valuations prepared by an independent third-party.
         However, on page 96 you disclose "third-party valuations resulted in valuations of our common stock of $0.23, $0.36 and $1.82 per share as of January 15, 2019, May 8, 2019 and August 27, 2019, respectively, and were used for the purposes of determining the share-based compensation expense." While you have no requirement to make reference to a third party expert simply because you used or relied on the third party expert's valuation, this disclosure appears to be a statement of the third party expert and attributes the figures to the expert. This would appear to require compliance with Securities Act
         Rule 436, including naming the expert and including their consent. Please advise. Refer also to Securities Act Section 11(a) and C&DI Question 141.02.
7. We may have additional comments on your accounting for equity issuances. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to your offering and the estimated offering price.
 Stephen Squinto
FirstName LastNameStephen Squinto
Passage Bio, Inc.
Comapany2020
January 3, NamePassage Bio, Inc.
January 3, 2020 Page 3
Page 3
FirstName LastName
Program selection, page 121

8. We refer to your disclosure at the top of page 122 concerning preclinical validation in a mouse model of Krabbe disease. Please revise to present the study data that supports each of the statements in this section. In this regard, your disclosure on pages 122-123 concerning the two mouse studies does not appear to address motor function or show how it was improved. Similarly it is not clear that either of these studies showed improved CSF delivery in mice that corrected peripheral nerve demyelination and globoid cell infiltration.
License agreement
University of Pennsylvania, page 130

9. We note your disclosure that the agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of the licensed patent rights that covers the exploitation of such licensed product in such country, (ii) ten years after first commercial sale of such licensed product in such country, and (iii) expiration of the data exclusivity term conferred by the applicable regulatory authority in such country for such licensed product. If this is also when the royalty term will expire, please make that clear in this section or revise your disclosure to state when the royalty term expires.
Intellectual property, page 132

10. With respect to your patent family with a pending PCT international application and one pending foreign application, please disclose the foreign jurisdiction and what jurisdictions the PCT international application covers.
Note 3. Summary of significant accounting policies
Share-based compensation, page F-23

11. We note your disclosures starting on page F-25 that you issued shares in exchange for nonrecourse notes and that you account for these transactions as the grant of a stock option whereby you do not record the nonrecourse notes on your balance sheet. Please tell us and revise your filing to explain in more detail the nature of why you do not record nonrecourse notes in exchange for your shares issued on the balance sheet. Cite the accounting literature utilized and how you applied it to your situation.
 Stephen Squinto
FirstName LastNameStephen Squinto
Passage Bio, Inc.
January 3, NamePassage Bio, Inc.
Comapany2020
Page 4
January 3, 2020 Page 4
FirstName LastName
       You may contact Tara Harkins at (202) 551-3639 or Terence O'Brien, Accounting
Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Joseph
McCann at (202) 551-6262 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences